Exhibit 12
WPX Energy, Inc.
Computation of Ratio of Earnings to Fixed Charges

Nine months ended September 30,
2016
(Millions)
Earnings:
Income (loss) from continuing operations before income taxes	$(668)
Less: Equity earnings, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	(1)
Income (loss) before income taxes and equity earnings	(669)
Add:
Fixed Charges:
Interest accrued, including proportionate share from 50% owned investees and unconsolidated majority-owned investees (a)	159
Rental expense representative of interest factor	5
Total fixed charges	164
Total earnings as adjusted	$(505)
Fixed charges	$164
Ratio of earnings to fixed charges	(b)
Preferred dividend requirement	$6
Combined fixed charges and preferred dividends	170
Ratio of earnings to combined fixed charges and preferred dividends	(c)
__________

(a)
Does not include interest related to income taxes, including interest related to liabilities for uncertain tax positions, which is included in provision (benefit) for income taxes in our Consolidated Statements of Operations.

(b)	Earnings are inadequate to cover fixed charges by $669 million.

(c)	Earnings are inadequate to cover combined fixed charges and preferred dividends by $675 million.